October 1, 2018

Christina Fettig

Senior Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549-8629

Re: Securian Funds Trust	SENT VIA EDGAR
Form N-14 Initial Filing
File Nos. 002-96990 (1933 Act), 811-04279 (1940 Act)
Filing Date: August 30, 2018

Dear Ms. Fettig:

Thank you for the opportunity to respond to the Staff’s comments, provided via telephone on September 17, 2018, regarding the above-listed registration statement filed by Securian Funds Trust (“SFT”) to facilitate the reorganization of the SFT Mortgage Securities Fund into the SFT Core Bond Fund.  Each of the Staff’s comments is set forth below, followed by SFT’s response.

The following revisions will be incorporated into the above-referenced registration statement once SFT receives Staff approval to do so:

GENERAL COMMENTS

1.              Comment — Semi-Annual Report:  Incorporate by reference the SFT Semi-Annual Report from June 30, 2018.

Response:

SFT will disclose in the registration statement that the SFT semi-annual report from June 30, 2018, is incorporated by reference.

2.              Comment — Date of Pro Forma Financials:  Please indicate that the pro forma financials presented in the registration statement are as of June 30, 2018.

Response:

SFT will disclose in the registration statement that the pro forma financials are as of June 30, 2018.

3.              Comment — Acquired Fund Portfolio Realignment:  In the SAI, please describe the magnitude of the portfolio realignment for the Acquired Fund as a result of the reorganization.

Response:

In response to the Staff’s comment, SFT will include the following (or similar) language in the SAI:  Overall, approximately 50% of the Acquired Fund’s portfolio will be sold to complete the reorganization.  The Manager currently anticipates approximately 80% of the mortgage-backed securities held in the Acquired Fund will be sold and mortgage-backed securities currently account for approximately 62% of the assets in the Acquired Fund.  The Manager also anticipates only a de minimis portion (i.e. 5% or less) of the Acquired Fund’s remaining securities will be sold to complete the reorganization. The cost to realign the portfolio is estimated to be less than $10,000, or less than 1 basis point for the Acquired Fund.

4.              Comment — Effect on Expenses for Acquiring Fund:  Please include in the SAI a description of the effect on expenses, if any, for the Acquiring Fund as a result of the reorganization.

Response:

In response to the Staff’s comment, SFT will include the following (or similar) language in the SAI: SFT does not anticipate that expenses for the Acquiring Fund will materially change as a result of the reorganization.

5.              Comment — Independent Registered Public Accounting Firm Consent:  In the SAI, please indicate whether the consent from Independent Registered Public Accounting Firm is applicable to only the Acquired and Acquiring Fund or all of the SFT funds included in the annual report.

Response:

SFT confirms that the consent from the Independent Registered Public Accounting Firm is applicable to only the Acquired and Acquiring Fund and will be reflected, accordingly, in the SAI.

6.              Comment — Financial Highlights Section:  Please include information as of June 30, 2018, in the financial highlights table located in the prospectus.

Response:

SFT will revise the table consistent with the Staff’s comments.

7.              Comment — Capitalization Table:  Please present information in the actual and pro forma capitalization table as of June 30, 2018.

Response:

SFT will revise the tables consistent with the Staff’s comments.

8.              Comment — Fee and Expense Table:  Please confirm via correspondence that the fee and expense information presented in Table A-1 represents current fees in accordance with Item 3 of Form N-14.

Response:

SFT confirms that the information presented in Table A-1 is in accordance with Item 3 of Form N-14.

9.              Comment — Comparison of Investment Policies Section:  Please provide a description of the differences in investment policies between the Acquired Fund and Acquiring Fund, if any.

Response:

In response to the Staff’s comment, SFT will provide a comparison of the principal investment objectives and strategies to illustrate the differences between the Acquired and Acquiring Fund.  SFT received a similar comment from SEC legal staff.

10.       Comment — Portfolio Manager Information:  Please consider specifically identifying the portfolio manager for the Acquired and Acquiring Fund, including information regarding the portfolio manager for the Acquiring Fund after the reorganization.

Response:

In response to the Staff’s comment, SFT will include the following (or similar) language in the Q&A section of the N-14:  The primary portfolio manager for the Acquired Fund and Acquiring Fund is Thomas Houghton.  Mr. Houghton will remain as the portfolio manager for the Acquiring Fund after the reorganization.

11.       Comment — Allocation of Reorganization Costs:  Please describe the rationale for allocation of reorganization costs between the Acquired Fund and Securian AM, the investment adviser for SFT.

Response:

In response to the Staff’s comment, SFT will include the following (or similar) language in the Q&A section of the N-14:  The operating expenses for the Acquiring Fund are lower (approximately 21 to 23 basis points) than the Acquired Fund; as such, the Acquired Fund shareholders are expected to materially benefit from the reorganization.  The Manager is also expected to benefit due to greater economies of scale, operational efficiencies and overhead reduction as a result of managing one less fund.

Please direct additional questions or comments to me at (651) 665-4145 or david.dimitri@securian.com.

Very truly yours,

/s/ David M. Dimitri

David M. Dimitri
Assistant General Counsel